

FOR IMMEDIATE RELEASE

For more information contact:

Rosita Covarrubias / Macarena Gili
Investor Relations Department
Compañía Cervecerías Unidas S.A.
www.ccu-sa.com
(56-2) 427-3581 or 427-3416

CCU ANNOUNCES FOURTH QUARTER 2008 VOLUMES

(Santiago, Chile, January 9, 2009) – CCU reported today preliminary fourth quarter consolidated volumes.

The preliminary volume breakout by segment in hectoliters is as follows:

	Fourth Quarter		Year 2008	
Chile:	Volumes	% Change	Volumes	% Change
Beer	1,613,955	2.7%	5,168,236	5.2%
Soft Drinks	1,104,190	-2.4%	3,873,892	6.2%
Fruit Beverages	197,131	8.5%	706,682	7.6%
Waters	363,401	-4.3%	1,196,120	4.5%
Wine – Domestic[1]	103,714	-10.1%	481,466	-1.8%
Wine – Export[1-2]	85,699	0.0%	347,868	-9.0%
Spirits	54,788	-7.2%	210,524	-2.5%
Total Chile[3]	**3,522,879**	**-0.1%**	**11,984,789**	**4.7%**
Argentina:				
Beer	1,245,554	36.2%	3,677,658	35.1%
Wine[2-4]	14,227	4.4%	49,877	0.0%
Total Argentina	**1,259,781**	**35.7%**	**3,727,535**	**34.5%**
TOTAL	**4,782,660**	**7.5%**	**15,712,324**	**10.6%**

CCU plans to release its consolidated fourth quarter results by the end of January.

CCU is a diversified beverage company operating principally in Chile and Argentina. CCU is the largest Chilean brewer, the second-largest Argentine brewer, the third-largest Chilean soft drink producer, the second-largest Chilean wine producer, the largest Chilean mineral water producer, one of the largest pisco producers and also participates in the rum and confectionery industries in Chile. The Company has licensing agreements with Heineken Brouwerijen B.V., Anheuser-Busch Incorporated, PepsiCo Inc., Paulaner Brauerei AG, Schweppes Holdings Limited, Guinness Brewing Worldwide Limited and Société des Produits Nestlé S.A. For more information, visit www.ccu-sa.com.

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[1] VSP will consolidate the last quarter of Viña Tarapacá operation. This report does not present the volumes of Viña Tarapacá for said period which will be incorporated in the Consolidated Fourth Quarter Results
[2] Does not include bulk wine sales.
[3] Does not include confectionery sales volume.
[4] Includes domestic and export sales volume.